EXHIBIT 7.04

EXECUTION VERSION

China Wealth Growth Fund I L.P.

c/o Intertrust Corporate Services (Cayman) Limited

87 Mary Street, George Town, Grand Cayman KY 1-9005

Cayman Islands

November 26, 2012

Jinqiao Investments Limited

c/o Zhongpin Inc.

21 Changshe Road

Changge City

Henan Province

People’s Republic of China 461500

Re: Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the undersigned (the “Investor”), subject to (i) the terms and conditions contained herein, (ii) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Golden Bridge Holdings Limited, a Cayman Islands exempted company with limited liability (“Parent”), Golden Bridge Merger Sub Limited, a Delaware corporation, all of the outstanding shares of which are owned by Parent (“Merger Sub”), Zhongpin Inc., a Delaware corporation (the “Company”) and Mr. Xianfu Zhu, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), (iii) the terms and conditions contained in a definitive subscription agreement to be entered into by and between Jinqiao Investments Limited, a BVI business company incorporated under the laws of the British Virgin Islands and the parent company of Parent (“Holdco”), on the one side, and the Investor, on the other side; and (iv) the terms and conditions contained in the Shareholder Agreement to be entered into by and between the Investor, Mr. Xianfu Zhu and other Rollover Shareholders. This letter agreement is the “Equity Financing Commitment” under and defined in the Merger Agreement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Merger Agreement.

1.          Commitment. Subject to the terms and conditions set forth herein, the Investor hereby commits to purchase ordinary shares of Holdco at or immediately prior to the Effective Time for an aggregate cash purchase price in immediately available funds equal to US$85 million (such sum, the “Commitment”), which aggregate cash purchase price shall be applied such that each ordinary share of Holdco shall be purchased by the Investor at a price equivalent to the consideration per share to be contributed by the Rollover Holders (either in the form of cash or Rollover Shares), and which will be (i) contributed by Holdco to Parent in exchange for ordinary shares of Parent and (ii) applied by Parent to (x) fund a portion of the Exchange Fund and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement and (y) pay related fees and expenses incurred by Parent pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Investor shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Investor, be reduced by Holdco to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, fully fund the Exchange Fund and pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.

2.          Conditions to Commitment. The Commitment shall be subject to the satisfaction, or waiver by Holdco, of each of the conditions to Parent’s and the Merger Sub’s obligations to effect the Merger set forth in Section 7.1 and Section 7.2 of the Merger Agreement as in effect from time to time, but without giving effect to any waiver or amendment thereof or any consent thereunder that would be materially adverse to the Investor (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The Commitment shall be subject to no other condition.

3.          Termination. The obligation of the Investor to fund the Commitment will terminate automatically and immediately to the extent described below upon the earliest to occur of (i) the Effective Time following the consummation of the Merger in accordance with the terms of the Merger Agreement, at which time the obligation will be discharged but subject to the performance of such obligation, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the funding of the Commitment, and (iv) sixty (60) days following the End Date, unless Holdco has commenced enforcement actions against the Investor by such date. Upon termination of this letter agreement, the Investor shall not have any further obligations or liabilities hereunder.

4.          Confidentiality. This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the NASDAQ Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or otherwise with the written consent of the Investor. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat this letter agreement as confidential. If provided to the Company, the Company may disclose the existence and content of this letter agreement (i) to its affiliates and representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations, (ii) to the extent required by applicable law, (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided for in the Merger Agreement and (iv) in any U.S. Securities and Exchange Commission filings relating to the Merger.

5.          No Modification. Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by the Investor and Holdco. No transfer of any rights or obligations hereunder shall be permitted without the consent of Holdco and the Investor.

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6.          Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon Holdco and the Investor. Nothing in this letter agreement, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and the Investor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter agreement or (ii) to confer upon any person any rights or remedies against any person other than the Investor under or by reason of, this letter agreement. Without limiting the foregoing, this letter agreement may only be enforced by Holdco. In no event shall any of Holdco’s creditors or any other person have any right to enforce this letter agreement.

7.          Governing Law; Dispute Resolution. This letter agreement shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereto irrevocably agrees that the courts of the Hong Kong Special Administrative Region of the People’s Republic of China shall have exclusive jurisdiction to hear and decide any dispute, controversy or claim relating to this letter agreement, including the validity, invalidity, breach or termination thereof and, for these purposes, each party hereto irrevocably submits to the jurisdiction of such courts. Each of the parties hereto irrevocably waive, in any such action, any claim of improper venue or any claim that such courts are an inconvenient forum. The Investor hereby waives any right to assert any claim or defense on the basis of, or relating to, sovereign immunity.

8.          Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

9.          Warranties. The Investor represents and warrants to Holdco that: (i) it has all requisite corporate or similar power and authority to execute, deliver and perform this letter agreement; (ii) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (iii) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (iv) for so long as this letter agreement shall remain in effect in accordance with its terms, the Investor shall have the cash on hand and/or capital commitments required to fund the Commitment, notwithstanding any liquidity requirement or liquidity-related consequences arising out of, or imposed by, any and all other commitments and obligations the Investor and its affiliates currently have outstanding; (v) the amount of the Commitment is less than the maximum cumulative amount permitted to be invested by the Investor in any one portfolio investment pursuant to the terms of their respective constituent documents; (vi) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental entity necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this letter agreement; and (vii) the execution, delivery and performance by the Investor of this letter agreement do not (x) violate the organizational documents of the Investor, (y) violate any applicable law binding on the Investor or its assets or (z) conflict with any material agreement binding on the Investor.

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10.         Specific Performance. Notwithstanding anything in this letter agreement to the contrary, Holdco and the Investor agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions herein are not performed by Investor in accordance with their specific terms or are otherwise breached. Accordingly, Holdco shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and Investor agrees to waive (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which Holdco is entitled at law or in equity or pursuant to this letter agreement. Holdco and Investor acknowledge that Investor shall not be entitled to an injunction or injunctions to prevent breaches of this letter agreement by Holdco or any remedy to enforce specifically the terms and provisions of this letter agreement and Investor’s sole and exclusive remedies in respect to such breach shall be remedies at law.

11.         No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Holdco covenants, agrees and acknowledges that no person (other than the Investor) has any obligation hereunder and that, notwithstanding that the Investor and/or certain investment managers, managers or general partners of the Investor or their affiliates may be partnerships or limited liability companies, Holdco has no right of recovery under this letter agreement, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, or affiliates (other than the Investor) including, for the avoidance of doubt, members, managers or general or limited partners of the Investor, Merger Sub, Parent or Holdco, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than the Investor) or agent of any of the foregoing (collectively, each of the foregoing but not including the Investor, Holdco or their respective assignees themselves, a “Non-Recourse Party”), through Holdco or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Parent or Holdco against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

12.         Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

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in the case of Holdco:

c/o Zhongpin Inc.

21 Changshe Road

Changge City

Henan Province

People’s Republic of China 461500

Fax No.: +86 0374 6227818

Attention: Mr. Xianfu Zhu

in the case of Investor:

China Wealth Growth Fund I L.P.

c/o Intertrust Corporate Services (Cayman) Limited

87 Mary Street, George Town, Grand Cayman KY 1-9005

Cayman Islands

Fax No: +86 10 8532 5935
Attention: Mr. Dan Li

13.         Complete Agreement. This letter agreement, together with the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.         Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

[Remainder of page intentionally left blank; signature page follows]

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Very truly yours,

China Wealth Growth Fund I L.P.
By: ZT China Wealth Management Limited, as general partner

		By:	/s/ Dongfang Wang
Name: Dongfang Wang
Title: Director

Agreed to and acknowledged
as of the date first written above

Jinqiao Investments Limited

By:	/s/ Xianfu Zhu
Name: Xianfu Zhu
Title: Director

[Signature page to Equity Commitment Letter]